December 9, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	David Gessert
Sasha Parikh Lynn Dicker Christine Westbrook

	Re:	Yubo International Biotech Limited
Amendment No. 3 to Registration Statement on Form S-1 Filed October 12, 2021 File No. 333-255805

Ladies and Gentlemen:

This letter is submitted on behalf of Yubo International Biotech Limited, a New York corporation (the “Company”), in response to the comments of the staff of the Division of Corporation Finance, Office of Life Sciences (the “Staff”), of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 3 to Registration Statement on Form S-1, filed with the Commission on October 12, 2021 (the “Amendment No. 3”), as set forth in your letter dated November 9, 2021 addressed to Jun Wang, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently submitting to the Commission via EDGAR Amendment No. 4 to the Registration Statement on Form S-1 (“Amendment No. 4”), which includes changes that reflect responses to the Staff’s comments, and certain other updates, including the financial statements and results of the Company for the nine-month period ended September 30, 2021.

The headings and numbered paragraphs of this letter correspond to the same contained in the Comment Letter, and to facilitate your review, the text of the Comment Letter has been reproduced herein, followed by the Company’s response to each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Amendment No. 3, and page references in the Company’s responses refer to Amendment No. 4.

Amendment No. 3 to Registration Statement on Form S-1

Cover Page

1.

We note your response to prior comment 1. Please revise to clarify that Platinum International Biotech Co., Ltd., is also not a Chinese operating company and make corresponding changes to the section “Our VIE and China Operations” on page 1. Please also refrain from referring to VIEs as “our” VIEs rather than “the” VIEs. Additionally, disclose prominently that your VIE structure provides contractual exposure to foreign investment in China-based companies rather than replicating an investment and that this structure involves unique risks to investors.

Response to Comment No. 1:

The Company has (i) revised the disclosure regarding Platinum International Biotech Co., Ltd. on the prospectus cover page and pages 1, 35 and 36; (ii) changed “our” VIE to “the” VIE throughout the prospectus; and (iii) added that the VIE structure “provides investors with contractual exposure to foreign investment in China-based companies” and “this structure involves unique risks to investors” on the prospectus cover page and page 1 in response the Staff’s comment.

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U.S. Securities and Exchange Commission

December 9, 2021

2.

We note your response to prior comment 2. Please revise to disclose that these legal and operational risks could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange.

Response to Comment No. 2:

The Company has revised the disclosure on the prospectus cover page to alert the investors of the potential risks and impact on the Company’s China operations in response to the Staff’s comments.

3.

We note your response to prior comment 3 and your disclosure in the second paragraph on page 1. Please revise how you refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Further, refrain from using terms such as “we” or “our” when describing activities or functions of a VIE and disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

Response to Comment No. 3:

The Company has revised the references to its holding companies and subsidiaries as well as the VIE, including without limitation, changing “our” VIE to “the” VIE or “Yubo”, throughout the prospectus to provide the investors with a clear understanding with respect to the holding and operating entities in response to the Staff’s comments.

4.

Provide a description of how cash is transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date.

Response to Comment No. 4:

The Company has added the requested disclosure on the prospectus cover page in response to the Staff’s comments.

Prospectus Summary, page 1

5.	We note your response to prior comment 4. Please revise to clearly identify the entities in which the company’s operations are conducted.

Response to Comment No. 5:

The Company has revised the references to Yubo as the Chinese operating company throughout the prospectus, particularly on the prospectus cover page, pages 1 and 54, as well as in the Business and MD&A sections, in response to the Staff’s comments.

U.S. Securities and Exchange Commission

December 9, 2021

6.

We note the revisions you made on pages 23 and 37 in response to prior comment 6. Please revise you Summary section and Prospectus Cover Page to clearly state whether you, your subsidiaries, or VIEs are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of the VIE’s operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied. If there is any uncertainty as to whether the approval of the CSRC or other PRC government authorities is required in connection with this offering under PRC law, explain such uncertainty. Further, disclose the licenses, permissions and approvals that Yubo is required to obtain for your operations in China as of the date of your Prospectus and disclose whether Yubo has in fact obtained such licenses, permissions and approvals.

Response to Comment No. 6:

The Company has added the requested disclosure on the prospectus cover page and under a new subsection titled “Regulatory Developments” on pages 3 and 4 in the Prospectus Summary section in response to the Staff’s comments.

7.	The Company has added the requested disclosure under a new subsection titled “Dividends and Other Distributions” on page 5 in the Prospectus Summary section in response to the Staff’s comments, disclosing, including without limitation, the following:

•	Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements;

•

Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and consolidated VIEs, and direction of transfer, since December 31, 2020;

•

Expand to describe the PRC requirements for appropriation to the statutory reserves that you must meet, identify the entity of your business responsible for meeting such requirements and identify any conditions you must satisfy to meet such requirements; and

•	Tell us whether any capital flows from your WFOE, Yubo Chengdu, to the VIE, Yubo Beijing.

Response to Comment No. 7:

The Company has added the requested disclosure under a new subsection titled “Dividends and Other Distributions” on page 5 in the Prospectus Summary section in response to the Staff’s comments, disclosing, including without limitation, the following:

•	as an early-stage company, the Company does not intend to distribute earnings or settle amount owed under the VIE agreements, if any, in the near future;

U.S. Securities and Exchange Commission

December 9, 2021

•	on May 15, 2021, Yubo Beijing received $500,000 from Yubo Global in the form of a loan to fund Yubo Beijing’s operations;

•	on September 15, 2021, Yubo Global received an advance of $1,538 from Yubo Beijing to supplement Yubo Global’s general working capital;

•

a detailed description of the PRC requirements for appropriation to the statutory reserves that the Company must meet, identification of the entity responsible for meeting such requirements and identification of the conditions the Company must satisfy to meet such requirements; and

•	there has been no capital flow from Yubo Chengdu to Yubo Beijing.

8.

We note your disclosure on page 1 and throughout your filing that you control and receive economic benefits of Yubo International Biotech Limited’s business operations through VIE agreements and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holders of the VIE. We are note the disclosure that you are the primary beneficiary of the VIE. However, you or your investors do not have an equity ownership interest in, direct foreign investment in, or control through such ownership/investment of the VIE. As such, when describing the design of the VIE agreements and related outcome, please refrain from implying that the VIE agreement is equivalent to an equity ownerships in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to and clearly describe the conditions you met for the consolidation of the VIE under U.S. GAAP and your disclosure should clarify that, for accounting purposes, you will be the primary beneficiary. In addition, your disclosure should note, if true, that the agreements have not been tested in a court of law. As a related matter, please make conforming changes to your risk factor on page 13, including where you disclose that “As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIE and hence consolidate its financial results under GAAP.”

Response to Comment No. 8:

The Company has revised the disclosure throughout the prospectus to make it clear to the investors that the Company does not, and the investors won’t have any equity ownership interest in, direct foreign investment in, or control of the VIE, including without limitation, under the subsection titled “Prospectus Summary - The VIE and China Operations” on page 1 and “Business - History” on page 35.

The Company has further revised the risk factor, including changing the quoted sentence to “As a result of these contractual arrangements, we are deemed, for accounting purpose only, the primary beneficiary of the VIE and hence consolidate its financial results under GAAP” and adding the statement that the Company’s contractual agreements with Yubo Beijing have not been tested in a court of law, on page 7 in response to the Staff’s comments.

Summary Risk Factors, page 2

9.	Please relocate your “Risks Related to our Corporate Structure” and “Risks Related to Doing Business in China” here and in your Risk Factors section so that these risk factors appear first.

Response to Comment No. 9:

The Company has relocated the “Risks Related to our Corporate Structure” and “Risks Related to Doing Business in China” on page 2 and in the “Risk Factors” section in response to the Staff’s comments.

U.S. Securities and Exchange Commission

December 9, 2021

Risk Factors We are subject to extensive and evolving legal development, non-compliance with which..., page 17

10.

We note your disclosure in this risk factor that your business focuses “on providing online vocational education, with target students mainly consisting of college students, fresh graduates from higher education institutions or working professionals.” Please revise to reconcile this disclosure with disclosure elsewhere in the prospectus that you are a technology company focused on the research and development and application of endometrial stem cells, such as that on page 34.

Response to Comment No. 10: The Company has revised the risk factor disclosure on page 10 and removed references to online educational services in response to the Staff’s comments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Results of Operations for the Three Months Ended June 30, 2021 Compared to the Three Months Ended June 31, 2020 and for the Six Months Ended, page 53

11.	Please revise to explain the following:

•

Quantify the change in each item noted for the increase and/or decrease in operating expenses for the three and six months ended June 30, 2021 or, as provided for the December 31, 2020 and 2019 periods, provide a table breaking down your operating expenses for the three and six months ended June 30, 2021 and 2020. In addition, explain in detail the reasons for the change.

•	Regarding your other operating expenses, explain in detail the reasons for material changes in line items.

Response to Comment No. 11:

•	The Company has added breakdowns of operating expenses for the periods indicated and explained in detail the reasons for material changes in the line items thereunder on pages 55 and 56 in response to the Staff’s comments.

U.S. Securities and Exchange Commission

December 9, 2021

•	The Company respectfully advises the Staff that the breakdown of the Company’s other operating expenses is as follows:

	For the three months ended
	3/31/2021	6/30/2021	9/30/2021
R&D expenses	15,232	-	-
Tax expenses	5,044	4,047	137
Conference service fee	1,715	2,051	0
Travel	41,209	17,380	2,626
Business entertainment	22,557	1,736	8,102
IT expense	18,665	30,594	7,957
Professional fee	158,859	121,949	37,644
Office expenses	17,638	21,393	6,683
Renovation expense	8,109	3,201	3,139
Storage charge	7,528	-	-
Others	3,765	1,457	403
Total Other Operating Expenses	$300,321	203,808	66,691

With respect to the material changes in the line items, the Company respectfully advises the Staff that: (i) R&D expenses were zero as Yubo Beijing, the VIE, did not conduct any R&D activities in the second and third quarters of 2021; (ii) tax expenses decreased during the third quarter as Yubo’s sales revenues decreased during such period; (iii) conference fee decreased during the third quarter as Yubo did not attend any large conferences in the same period; (iv) travel expenses decreased during the second and third quarters as COVID-19 resurged in the PRC in the second half of 2021 which resulted in fewer business trips; (v) business entertainment expenses decreased during the second and third quarters as Yubo’s marketing activities decreased during the same periods; (vi) IT expense increased in the first two quarters of 2021 due to the payments of development fee for Yubo’s online payment system; (vii) professional fee decreased in the third quarter of 2021 as most of the professional fees in connection with the Company’s reverse merger and the public offering of its Class A common stock were recorded in the first and second quarters of 2021; (viii) office expense decreased in the third quarter due to the Company’s implementation of measures to control office expenses; (vix) renovation expense increased in the first quarter of 2021 due to the renovation of Yubo Beijing’s conference room during that period; and (vx) storage expense was zero for the second and third quarters as it was only charged in the first quarter of the year.

_________________________

We thank the Staff for its review and consideration of the Company’s Amendment No. 4 and the foregoing responses to the Staff’s comments. If the Staff needs any additional information or has any questions regarding the foregoing responses, please do not hesitate to contact the undersigned at (916) 868-0630 or by email at leema@gtlaw.com.

Sincerely,

/s/ Mark C. Lee
Mark C. Lee, Esq.

cc:	Jun Wang, Chief Executive Officer, Yubo International Biotech Limited
Lina Liu, Chief Financial Officer, Yubo International Biotech Limited George Qi, Esq., Greenberg Traurig, LLP